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                                                    [COMMERCE BANCORP LOGO]

                          FOR IMMEDIATE RELEASE





                                      Contact:     C. Edward Jordan, Jr.
                                                   Executive Vice President
                                                   (609) 751-9000

                                                   David A. Flaherty
                                                   Vice President
                                                   (609) 751-9000




                           COMMERCE BANCORP TO ACQUIRE
                              INDEPENDENCE BANCORP





         October 14, 1996 -- Cherry Hill, New Jersey -- Commerce Bancorp. Inc. (NYSE Symbol: CBH) has reached an agreement to acquire Independence Bancorp, Inc. (NASDAQ Symbol: IBNJ), Ramsey, New Jersey, in an exchange of stock, it was announced today by Vernon W. Hill, II, Chairman of Commerce Bancorp, Inc. The transaction is subject to a number of conditions including the execution of a definitive agreement, certain regulatory approvals, and shareholder approval.

         The acquisition will be completed by an all stock exchange based upon a fixed exchange of .935 shares of Commerce Bancorp, Inc. stock for each share of Independence Bancorp, Inc. stock. Based upon Commerce's current trading price, the transaction places an approximate value of $25.00 per share for each Independence share exchanged, resulting in a total transaction of approximately $76 million.

         Commerce Bancorp, Inc. is a $2.7 billion asset bank holding company with 56 offices located throughout Metropolitan Philadelphia, Southern New Jersey, and shore area. Independence Bancorp, Inc. has approximately $375 million in assets and presently has eight offices serving Bergen and Passaic Counties.

         Said Chairman Hill, "We are pleased to unite with one of the most successful, quality community banks in the State. Independence has long been a valuable member of the Commerce Network. We've worked together for a number of years in operating a unique retail delivery system which has been successfully proven in multiple markets including South Jersey and North Jersey. We plan to use our financial strength to build on the sound financial and retail base established by Independence." Hill further commented, "We are excited about the North Jersey market demographics and the prospects that it holds for us. The market's average income per capita is significantly higher than in South Jersey and we expect to eventually attain an average branch deposit size which exceeds our current average of $63 million per branch."

         The transaction, which is expected to be completed in the first quarter of 1997, will be a tax-free exchange to holders of Independence Bancorp common stock and will be accounted for as a pooling of interests. The acquisition is expected to create minimal dilution to the first full years earnings, depending upon the pace of expansion plans.

         The combined organization will have approximately $3.2 billion in assets, over $3 billion in deposits and 64 branch offices throughout New Jersey and Metropolitan Philadelphia.



                                                             1701 Route 70 East
                                             Cherry Hill, New Jersey 08034-5400
                                                                   609/751-9000